                                               Filed Pursuant to Rule 424(b)(4)
                                               Registration No: 333-36999


                                3,500,000 SHARES

                                [TECH DATA LOGO]
                                  COMMON STOCK
                          (PAR VALUE $.0015 PER SHARE)
                             ---------------------
     Of the 3,500,000 shares of Common Stock offered, 700,000 shares are being offered hereby in an international offering outside the United States and 2,800,000 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

     The last reported sale price of the Common Stock, which is quoted under the symbol "TECD," on The Nasdaq National Market on November 10, 1997 was $43 3/8 per share. See "Price Range of Common Stock."

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                             ---------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                       INITIAL PUBLIC             UNDERWRITING              PROCEEDS TO
                                       OFFERING PRICE             DISCOUNT(1)                COMPANY(2)
                                       --------------             ------------              -----------
Per Share.......................           $42.00                    $1.57                     $40.43
Total(3)........................        $147,000,000               $5,495,000               $141,505,000

---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $175,000 payable by the Company.
(3) The Company has granted the Underwriters options for 30 days to purchase up to an additional 525,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $169,050,000, $6,319,250 and $162,730,750, respectively. See "Underwriting."
                             ---------------------
     The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about November 14, 1997.
GOLDMAN SACHS INTERNATIONAL
            BEAR, STEARNS INTERNATIONAL LIMITED
                        THE ROBINSON-HUMPHREY COMPANY
                                   NATIONSBANC MONTGOMERY SECURITIES, INC.
BAYERISCHE VEREINSBANK                           CIBC WOOD GUNDY SECURITIES INC.
      AKTIENGESELLSCHAFT

CREDIT LYONNAIS SECURITIES                              DEUTSCHE MORGAN GRENFELL
RBC DOMINION SECURITIES INC.                              SCOTIA CAPITAL MARKETS
                             ---------------------

               The date of this Prospectus is November 10, 1997.

     [GRAPHIC SHOWING APPROXIMATE NUMBER OF THE COMPANY'S SUPPLIERS AND CUSTOMERS.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data appearing elsewhere, or incorporated by reference, in this Prospectus. Unless otherwise noted, the information and data in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment options. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed herein under "Risk Factors."

                                  THE COMPANY

     Tech Data Corporation ("Tech Data" or the "Company") is the world's second largest distributor of microcomputer hardware and software products to value-added resellers ("VARs"), corporate resellers, retailers and direct marketers (collectively with VARs, "resellers"). Tech Data distributes products throughout the United States, Canada, Latin America, Germany, France, Switzerland and Austria. The Company purchases its products directly from more than 900 manufacturers of microcomputer hardware and publishers of software in large quantities, maintains a stocking inventory of more than 45,000 products and sells to an active base of over 70,000 customers. The Company believes its broad assortment of vendors and products meets its customers' need for a cost effective link to such products through a single source.

     The Company provides its customers with systems, peripherals, networking products and software, which accounted for 25%, 40%, 19% and 16%, respectively, of net sales in the first six months of fiscal 1998. The Company offers products from manufacturers and publishers such as Apple, Bay Networks, Cisco, Compaq, Corel, Creative Labs, Digital Equipment, Epson, Hewlett-Packard, IBM, Intel, Microsoft, Novell, Okidata, Seagate, Symantec, 3Com, Toshiba, Viewsonic and Western Digital. The Company ships products from regionally located distribution centers generally the same day the orders are received. The customers are provided with a high level of service through flexible financing and credit programs, the Company's pre- and post-sale technical support, electronic commerce tools (including on-line order entry, access to product specifications and electronic data interchange ("EDI") services), product configuration services, customized shipping documents, flexible product return policies and customer education programs.

     The U.S. microcomputer distribution market grew from $17 billion in 1992 to $33 billion in 1996. This growth represents a compound annual rate of 18%, while the overall U.S. microcomputer industry grew at a compound annual rate of 13% during the same period. The Company's U.S. sales grew during this period at a compound annual rate of 45%. The increase in sales was primarily the result of the expansion of the Company's product lines, customer base and market share in North America. In addition, the Company entered the European market in fiscal 1995 through the acquisition of the largest microcomputer distributor in France. In July 1997, Tech Data further enhanced its market position in Europe with the acquisition of Macrotron AG, Germany's third largest microcomputer distributor with operations in Germany, Austria and Switzerland. The Company has also established export sales into Latin America from its U.S. operations and recently established a subsidiary in Brazil to serve that market. The Company increased operating income from $36.0 million in fiscal 1993 to $115.0 million in fiscal 1997 despite intense competition by focusing on achieving operating efficiencies through centralized management, stringent cost controls, efficient handling of product shipments, use of automation and by achieving economies of scale. Net income increased from $19.8 million to $57.0 million over the same period.

     Management believes that Tech Data's recent increases in sales, operating income and net income are directly attributable to its strategy of making significant capital investments to increase efficiency and maintaining operating cost control. The Company intends to continue to pursue this strategy to take advantage of future growth and consolidation opportunities in the industry.

                                 THE OFFERINGS

     The 2,800,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the 700,000 shares of Common Stock concurrently being offered outside the United States (the "International Offering"), collectively are referred to in this Prospectus as the "Offerings."

Common Stock to be offered by the Company................3,500,000 shares
Common Stock to be outstanding after the Offerings.......47,942,000 shares
Use of Proceeds..........................................To reduce indebtedness under revolving credit
                                                         loans and to finance
                                                         continued growth. See
                                                         "Use of Proceeds."
Nasdaq National Market Symbol............................TECD

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following financial data should be read in conjunction with the Company's consolidated financial statements, including the notes thereto. The results of operations for the six months ended July 31, 1997 are not necessarily indicative of results of operations to be expected for the full year.

                                                                                                    SIX MONTHS ENDED
                                                    YEARS ENDED JANUARY 31,                             JULY 31,
                                  ------------------------------------------------------------   -----------------------
                                    1993        1994         1995         1996         1997         1996         1997
                                  --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.......................  $978,862   $1,532,352   $2,418,410   $3,086,620   $4,598,941   $2,048,802   $2,921,966
Operating profit................    36,014       54,995       71,337       55,604      115,011       47,705       76,511
Net income......................    19,782       30,213       34,912       21,541       56,973       22,444       39,686
Net income per common share(1)..       .63          .83          .91          .56         1.35          .57          .88

                                                                   JULY 31, 1997
                                                              ------------------------
                                                                               AS
                                                                ACTUAL     ADJUSTED(2)
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $  296,115   $  437,445
Total assets................................................   1,655,232    1,655,232
Revolving credit loans......................................     416,428      275,098
Long-term debt..............................................       8,791        8,791
Shareholders' equity........................................     490,161      631,491

---------------

(1) Amounts have been adjusted to reflect the two-for-one stock split declared on March 21, 1994.
(2) Adjusted to reflect the sale by the Company of the 3,500,000 shares of Common Stock offered hereby at the offering price of $42.00 per share (after deduction of the underwriting discount and the Company's estimated offering expenses) and the application of the proceeds thereof. See "Use of Proceeds."

                              RECENT DEVELOPMENTS

     The Company estimates that its net sales increased 61% to approximately $2 billion for the three months ended October 31, 1997, compared to $1.24 billion in the same period of 1996. As a result of the sales growth, the Company estimates that net income for the quarter ended October 31, 1997 was approximately $23 million, or $.50 per share, compared with prior year third quarter net income of $16.7 million, or $.38 per share. The Company attributes the growth in its sales to market share gains in its core U.S. distribution business, which grew approximately 40% year-over-year in the third quarter, combined with growth in its international business. In addition, the third quarter results include a full quarter of results for the Company's German subsidiary, Macrotron AG, in which the Company acquired a controlling interest in July 1997.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the information contained elsewhere in this Prospectus or incorporated by reference herein.

COMPETITION

     The Company operates in a highly competitive environment, both in the United States and internationally. The computer wholesale distribution industry is characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines and pre-sale and post-sale training, service and support. The Company competes with a variety of regional, national and international wholesale distributors, some of which have greater financial resources than the Company. In addition, the Company faces competition from direct sales by vendors which may be able to offer resellers lower prices than the Company.

NARROW PROFIT MARGINS

     As a result of intense price competition in the industry, the Company has narrow gross profit and operating profit margins. These narrow margins magnify the impact on operating results of variations in sales and operating costs. The Company has partially offset the effects of its low gross profit margins by increasing sales and reducing operating expenses as a percentage of sales; however, there can be no assurance that the Company will maintain or increase sales or further reduce operating expenses as a percentage of sales in the future. Future gross profit margins may be adversely affected by changes in product mix, vendor pricing actions and competitive and economic pressures.

RISK OF DECLINES IN INVENTORY VALUE

     The Company is subject to the risk that the value of its inventory will decline as a result of price reductions by vendors or technological obsolescence. It is the policy of most vendors of microcomputer products to protect distributors, such as the Company, which purchase directly from such vendors, from the loss in value of inventory due to technological change or the vendors' price reductions. Some vendors, however, may be unwilling or unable to pay the Company for products returned to them under purchase agreements. Moreover, industry practices are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value. No assurance can be given that such practices will continue, that unforeseen new product developments will not adversely affect the Company, or that the Company will be able to successfully manage its existing and future inventories.

     Some major systems vendors are developing programs which will allow the Company to assemble systems from components provided by the vendors. While the Company has developed the ability to configure computer products, the process of assembling large volumes of systems from components will require new business practices by the Company. It is also uncertain how the vendors will apply policies related to price protection, stock rotation and other protections against the decline in inventory value to components.

DEPENDENCE ON INFORMATION SYSTEMS

     The Company is highly dependent upon its internal computer and telecommunication systems to operate its business. There can be no assurance that the Company's information systems will not fail, that the Company will be able to attract and retain qualified personnel necessary for the operation of such systems, that the Company will be able to expand and improve its information systems, or that the information systems of acquired companies will be sufficient to meet the Company's standards or can be successfully converted into an acceptable information system on a timely and cost-effective basis. Any of such problems could have an adverse effect on the Company's business.

CUSTOMER CREDIT EXPOSURE

     The Company sells its products to an active customer base of more than 70,000 value-added resellers, corporate resellers, retailers and direct marketers. A significant portion of such sales is financed by the Company. As a result, the Company's business could be adversely affected in the event of the deterioration of the financial condition of its customers, resulting in the customers' inability to repay the Company. This risk would be increased in the event of a general economic downturn affecting a large number of the Company's customers.

MANAGEMENT OF EXPANSION

     The rapid expansion of the Company's business has required the Company to make significant recent additions in personnel and has significantly increased the Company's working capital requirements. Although the Company has experienced rapid expansion in recent years, such expansion should not be considered indicative of future expansion. Such expansion has resulted in new and increased responsibilities for management personnel and has placed and continues to place a strain upon the Company's management, operating and financial systems and other resources. There can be no assurance that the strain placed upon the Company's management, operating and financial systems and other resources will not have an adverse effect on the Company's business, nor can there be any assurance that the Company will be able to attract or retain sufficient personnel to continue the expansion of its operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business requires substantial capital to finance accounts receivable and product inventory that are not financed by trade creditors. The Company has historically relied upon cash generated from operations, bank credit lines, trade credit from its vendors and proceeds from public offerings of its Common Stock to satisfy its capital needs and finance growth. In order to continue its expansion, the Company will need additional financing, including debt financing. The inability to obtain such sources of capital could have an adverse effect on the Company's business.

ACQUISITIONS

     As part of its growth strategy, the Company pursues the acquisition of companies that either complement or expand its existing business. As a result, the Company regularly evaluates potential acquisition opportunities, which may be material in size and scope. Acquisitions involve a number of risks and uncertainties, including expansion into new geographic markets and business areas, the requirement to understand local business practices, the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, the possible requirement to upgrade the acquired companies' management information systems to the Company's standards, potential adverse short-term effects on the Company's operating results and the amortization of any acquired intangible assets.

FOREIGN CURRENCY EXCHANGE RISKS; EXPOSURE TO FOREIGN MARKETS

     The Company conducts business in countries outside of the United States which exposes the Company to fluctuations in foreign currency exchange rates. The Company may enter into short-term forward exchange contracts to hedge this risk according to its outlook on future exchange rates; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on the Company's business.

     The Company's international operations are subject to other risks such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, difficulties in collecting accounts receivable and longer collection periods and the impact of local economic conditions and practices. As the Company continues to expand its international business, its success will be dependent, in part, on its ability to anticipate and effectively manage these and other risks. There can be no assurance that these and other factors will not have an adverse effect on the Company's business.

PRODUCT SUPPLY SHORTAGES

     The Company is dependent upon the supply of products available from its vendors. The industry is characterized by periods of severe product shortages due to vendors' difficulty in projecting demand for certain products distributed by the Company. When such product shortages occur, the Company typically receives an allocation of product from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of the Company's customer orders on a timely basis. Failure to obtain adequate product supplies, if available to competitors, could have an adverse effect on the Company's business.

VENDOR RELATIONS

     The loss of certain key vendors could have an adverse effect on the Company's business. In addition, the Company relies on various rebate and cooperative marketing programs offered by its vendors to defray expenses associated with distributing and marketing the vendors' products. A reduction by the Company's vendors in these programs could have an adverse effect on the Company's business.

GENERAL ECONOMIC CONDITIONS

     From time to time the markets in which the Company sells its products experience weak economic conditions that may negatively affect the Company's sales. Although the Company does not consider its business to be highly seasonal, it has experienced seasonally higher sales and earnings in the third and fourth quarters. To the extent that general economic conditions affect the demand for products sold by the Company, such conditions could have an adverse effect on the Company's business.

EXPOSURE TO NATURAL DISASTERS

     The Company's headquarters facilities, certain of its distribution centers as well as certain vendors and customers are located in areas prone to natural disasters such as floods, hurricanes, tornadoes, earthquakes and other adverse weather conditions. The Company's business could be adversely affected should its ability to distribute products be impacted by such an event.

LABOR STRIKES

     The Company's labor force is currently non-union. The Company, however, does business in certain foreign countries where labor disruption is more common than is experienced in the United States. The majority of the freight carriers used by the Company are unionized. A labor strike by one of the Company's freight carriers, one of its vendors, a general strike by civil service employees, or a governmental shutdown could have an adverse effect on the Company's business.

VOLATILITY OF COMMON STOCK

     Because of the foregoing factors, as well as other variables affecting the Company's operating results, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. In addition, the Company's participation in a highly dynamic industry often results in significant volatility of the Common Stock price.

                                USE OF PROCEEDS

     Based upon the sale by the Company of the 3,500,000 shares of Common Stock at the offering price of $42.00 per share, less the Company's estimated offering expenses and the underwriting discount, the net proceeds are expected to be approximately $141.3 million. The net proceeds of the Offerings will be used to reduce indebtedness under the Company's revolving credit loans (which includes the $400 million accounts receivable securitization program). As of October 31, 1997, the Company had approximately $593 million outstanding under the available revolving credit loans at a weighted average interest rate of 4.89%. The Company currently maintains total committed revolving credit loans of approximately $980 million, of which $530 million is available in 17 different currencies. See Note 12 of Notes to Consolidated Financial Statements.

     The receipt of the proceeds of the Offerings will strengthen the Company's balance sheet further and will provide funding for domestic and international growth and possible acquisitions. While the Company regularly reviews acquisition opportunities, no acquisitions are currently pending other than as disclosed elsewhere in this Prospectus with respect to the acquisition of Macrotron AG.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "TECD." The following table sets forth the quarterly high and low sale prices for the Common Stock as reported by The Nasdaq National Market.

                                                                   RANGE OF
                                                                 SALES PRICES
                                                              ------------------
                                                               HIGH        LOW
                                                              -------    -------
FISCAL YEAR 1996
First quarter...............................................  $14 1/4    $ 9 5/8
Second quarter..............................................   15 1/4      8 1/4
Third quarter...............................................   14 3/4     11 1/8
Fourth quarter..............................................   17 7/8     11 1/4
FISCAL YEAR 1997
First quarter...............................................   19 1/2     13
Second quarter..............................................   24 3/4     18 1/4
Third quarter...............................................   30 3/8     22 1/8
Fourth quarter..............................................   36 3/8     21 5/8
FISCAL YEAR 1998
First quarter...............................................   27 1/2     19 3/4
Second quarter..............................................   39 15/16   22 7/8
Third quarter...............................................   51 3/4     36 1/4
Fourth quarter (through November 10, 1997)..................   46 1/4     42 1/2

     On November 10, 1997, the last reported sale price for the Common Stock was $43 3/8 per share. The Company estimates there are approximately 15,000 beneficial holders of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has not paid cash dividends since fiscal 1983. The Board of Directors of the Company does not intend to institute a cash dividend payment policy in the foreseeable future. It is the policy of the Board of Directors to retain earnings to support the growth and expansion of the Company's business. The future payment of dividends, if any, on Common Stock will depend upon the Company's earnings, financial condition and capital requirements. In addition, the payment of dividends is restricted under the terms of the revolving credit loans.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at July 31, 1997 and as adjusted as of such date to give effect to the sale by the Company of the Common Stock. The application of the total net proceeds of approximately $141.3 million thereof will be used to reduce indebtedness under revolving credit loans. See "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements, including the notes thereto.

                                                                    JULY 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
                                                               (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
Revolving credit loans(2)...................................  $416,428      $275,098
Current portion of long-term debt...........................       207           207
                                                              --------      --------
          Total short-term debt.............................   416,635       275,305
                                                              --------      --------
LONG-TERM DEBT:
Mortgage note, interest at 10.25%, monthly installments of
  $85, balloon payment due 2005.............................     8,726         8,726
Other long-term debt........................................        65            65
                                                              --------      --------
          Total long-term debt..............................     8,791         8,791
                                                              --------      --------
SHAREHOLDERS' EQUITY:
Preferred stock; par value $.02; 226,500 shares authorized
  and outstanding...........................................         5             5
Common stock; par value $.0015; 200,000,000 shares
  authorized; 43,947,402 issued and outstanding; 47,447,402
  issued and outstanding as adjusted(3).....................        66            71
Additional paid-in capital..................................   241,025       382,350
Retained earnings...........................................   249,969       249,969
Cumulative translation adjustment...........................      (904)         (904)
                                                              --------      --------
          Total shareholders' equity........................   490,161       631,491
                                                              --------      --------
          Total capitalization..............................  $915,587      $915,587
                                                              ========      ========

---------------

(1) As adjusted to give effect to the sale by the Company of the Common Stock at the offering price of $42.00 per share and the application of the proceeds thereof.
(2) On October 31, 1997, indebtedness outstanding under the revolving credit loans was approximately $593 million.
(3) Does not include 4,383,000 shares subject to stock options outstanding as of July 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below for each of the five years ended January 31, 1997 are derived from the Company's audited financial statements. The audited financial statements at January 31, 1996 and 1997 and for each of the three years in the period ended January 31, 1997 are included elsewhere in this Prospectus. The data for the six months ended July 31, 1996 and 1997 have been derived from unaudited consolidated financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The operating results for the six months ended July 31, 1997 are not necessarily indicative of the operating results for a full fiscal year. This information should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                              SIX MONTHS ENDED
                                               YEAR ENDED JANUARY 31,                             JULY 31,
                            ------------------------------------------------------------   -----------------------
                              1993        1994         1995         1996         1997         1996         1997
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.................  $978,862   $1,532,352   $2,418,410   $3,086,620   $4,598,941   $2,048,802   $2,921,966
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
Cost and expenses:
  Cost of products sold...   885,292    1,397,967    2,219,122    2,867,226    4,277,160    1,905,488    2,722,811
  Selling, general and
    administrative
    expenses..............    57,556       79,390      127,951      163,790      206,770       95,609      122,644
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
                             942,848    1,477,357    2,347,073    3,031,016    4,483,930    2,001,097    2,845,455
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
Operating profit..........    36,014       54,995       71,337       55,604      115,011       47,705       76,511
Interest expense..........     3,973        5,008       13,761       20,086       21,522       10,802       12,653
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income
  taxes...................    32,041       49,987       57,576       35,518       93,489       36,903       63,858
Provision for income
  taxes...................    12,259       19,774       22,664       13,977       36,516       14,459       24,172
                            --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income................  $ 19,782   $   30,213   $   34,912   $   21,541   $   56,973   $   22,444   $   39,686
                            ========   ==========   ==========   ==========   ==========   ==========   ==========
Net income per common
  share(1)................  $    .63   $      .83   $      .91   $      .56   $     1.35   $      .57   $      .88
                            ========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common
  shares outstanding(1)...    31,402       36,590       38,258       38,138       42,125       39,231       45,122
                            ========   ==========   ==========   ==========   ==========   ==========   ==========

                                                    JANUARY 31,
                            ------------------------------------------------------------           JULY 31,
                              1993        1994         1995         1996         1997                1997
                            --------   ----------   ----------   ----------   ----------   ------------------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........  $ 89,344    $ 165,366    $ 182,802   $  201,704   $  351,993          $  296,115
Total assets..............   326,885      506,760      784,429    1,043,879    1,545,294           1,655,232
Revolving credit loans....    89,198      153,105      304,784      283,100      396,391             416,428
Long-term debt............     9,638        9,467        9,682        9,097        8,896               8,791
Shareholders' equity .....   115,047      213,326      260,826      285,698      438,381             490,161

---------------

(1) Amounts have been adjusted to reflect the two-for-one stock split declared on March 21, 1994.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Tech Data is the second largest distributor of microcomputer products in the world. The Company's net sales have increased from $979 million in fiscal 1993 to $4.6 billion in fiscal 1997. The increase in sales is the result of the expansion of the Company's product lines, customer base and market share in North America, as well as the establishment of export sales into Latin America and the acquisition of the largest microcomputer distributor in France in fiscal 1995. The Company has been able to increase operating income during this period despite intense competition by focusing on achieving operating efficiencies through centralized management, stringent cost controls, efficient handling of product shipments, use of automation and by achieving economies of scale. Net income has increased from $19.8 million in fiscal 1993 to $57.0 million in fiscal 1997. Management believes that Tech Data's recent increases in sales and profitability are directly attributable to its significant capital investments and its focus on operating efficiencies.

     For the periods indicated, the following table sets forth the percentage of certain income statement items to net sales derived from the Company's consolidated statement of income.

                                                            PERCENTAGE OF NET SALES
                                                  -------------------------------------------
                                                                             SIX MONTHS ENDED
                                                  YEAR ENDED JANUARY 31,         JULY 31,
                                                  -----------------------    ----------------
                                                  1995     1996     1997      1996      1997
                                                  -----    -----    -----    ------    ------
Net sales.....................................    100.0%   100.0%   100.0%    100.0%    100.0%
                                                  -----    -----    -----     -----     -----
Cost and expenses:
  Cost of products sold.......................     91.7     92.9     93.0      93.0      93.2
  Selling, general and administrative
     expenses.................................      5.3      5.3      4.5       4.7       4.2
                                                  -----    -----    -----     -----     -----
                                                   97.0     98.2     97.5      97.7      97.4
                                                  -----    -----    -----     -----     -----
Operating profit..............................      3.0      1.8      2.5       2.3       2.6
Interest expense..............................       .6       .6       .5        .5        .4
                                                  -----    -----    -----     -----     -----
Income before income taxes....................      2.4      1.2      2.0       1.8       2.2
Provision for income taxes....................       .9       .5       .8        .7        .8
                                                  -----    -----    -----     -----     -----
Net income....................................      1.5%      .7%     1.2%      1.1%      1.4%
                                                  =====    =====    =====     =====     =====

SIX MONTHS ENDED JULY 31, 1996 AND 1997

     Net sales increased 42.6% to $2.92 billion in the first six months of fiscal 1998 compared to $2.05 billion in the same period of the prior year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with an increase in the Company's market share. In the first half of fiscal 1998, U.S. and international sales grew 44.1% and 32.3%, respectively, compared to the prior year comparable period. International sales represented approximately 12% of fiscal 1998 first half net sales compared to 13% for the first half of fiscal 1997.

     The cost of products sold as a percentage of net sales increased to 93.2% in the first half of fiscal 1998 from 93.0% in the prior year. This increase is the result of competitive market prices and the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers.

     Selling, general and administrative expenses increased 28.3% to $122.6 million in the first half of fiscal 1998 compared to $95.6 million last year, but decreased as a percentage of net sales from 4.7% in the first half of last year to 4.2% in the current year. The decline in selling, general and administrative expenses as a percentage of net sales in the first half of fiscal 1998 is attributable to greater economies of scale realized by the Company in addition to improved operating efficiencies. The dollar value increase in selling, general and administrative expenses is primarily the result of an expansion in the number of employees and increases in other administrative expenses needed to support the increased volume of business.

     As a result of the factors described above, operating profit increased 60.4% to $76.5 million, or 2.6% of net sales, in the first half of fiscal 1998 compared to $47.7 million, or 2.3% of net sales, for the prior year comparable period.

     Interest expense increased in the first six months of fiscal 1998 due to an increase in the Company's average outstanding indebtedness.

     As a result of the factors described above, net income increased 76.8% to $39.7 million, or $.88 per share, in the first six months of fiscal 1998 compared to $22.4 million, or $.57 per share, in the prior year comparable period.

FISCAL YEARS ENDED JANUARY 31, 1996 AND 1997

     Net sales increased 49.0% to $4.6 billion in fiscal 1997 compared to $3.1 billion in the prior year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with an increase in the Company's market share. The rate of growth in fiscal year 1997 was also positively affected by a lower growth rate in the prior year as the Company was recovering from the effects of the business interruptions caused by its conversion to a new computer system in December 1994. The Company's U.S. and international sales grew 51% and 36%, respectively, in fiscal 1997 compared to the prior year. The Company's international sales in fiscal 1997 were approximately 13% of consolidated net sales.

     The cost of products sold as a percentage of net sales increased from 92.9% in fiscal 1996 to 93.0% in fiscal 1997. This increase is a result of competitive market prices and the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers.

     Selling, general and administrative expenses increased by 26.2% from $163.8 million in fiscal 1996 to $206.8 million in fiscal 1997, and as a percentage of net sales decreased to 4.5% in fiscal 1997 from 5.3% in the prior year. This decline in selling, general and administrative expenses as a percentage of net sales is attributable to the greater economies of scale that the Company realized during fiscal 1997 in addition to improved operating efficiencies. The dollar value increase in selling, general and administrative expenses is primarily a result of an expansion in the number of employees and increases in other administrative expenses needed to support the increased volume of business.

     As a result of the factors described above, operating profit in fiscal 1997 increased 106.8% to $115.0 million, or 2.5% of net sales, compared to $55.6 million, or 1.8% of net sales, in fiscal 1996.

     Interest expense increased due to an increase in the Company's average outstanding indebtedness, partially offset by decreases in short-term interest rates on the Company's floating rate indebtedness. Interest expense was further moderated in fiscal 1997 by the receipt of net proceeds of approximately $83.3 million from the Company's July 1996 Common Stock offering, which proceeds were used to reduce indebtedness.

     Net income in fiscal 1997 increased 164.5% to $57.0 million, or $1.35 per share, compared to $21.5 million, or $.56 per share, in the prior year.

FISCAL YEARS ENDED JANUARY 31, 1995 AND 1996

     Net sales increased 27.6% to $3.1 billion in fiscal 1996 compared to $2.4 billion in the prior year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with increases in the Company's market share. The rate of growth in fiscal year 1996 was lower than the rate of growth in the prior year as the Company continued to recover from the effects of the business interruptions caused by its computer system conversion in December 1994. The Company's international sales in fiscal 1996 were approximately 14% of consolidated net sales compared to 13% in fiscal 1995.

     The cost of products sold as a percentage of net sales increased from 91.7% in fiscal 1995 to 92.9% in fiscal 1996. This increase was a result of competitive market prices, the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers, as well as certain freight concessions made with customers in order to ensure timely delivery of products during the first and second quarters of fiscal 1996.

     Selling, general and administrative expenses increased from $128.0 million in fiscal 1995 to $163.8 million in fiscal 1996, and as a percentage of net sales were 5.3% in fiscal 1996 and fiscal 1995. The dollar value increase in selling, general and administrative expenses was primarily a result of an expansion in the number of employees and increases in other administrative expenses needed to support the increased volume of business, as well as expenses associated with the Company's new computer system.

     As a result of the factors discussed above, operating profit in fiscal 1996 decreased 22.1% to $55.6 million, or 1.8% of net sales, compared to $71.3 million, or 3.0% of net sales, in fiscal 1995.

     Interest expense increased due to an increase in the Company's average outstanding indebtedness, combined with increases in short-term interest rates on the Company's floating rate indebtedness.

     Net income in fiscal 1996 decreased 38.3% to $21.5 million, or $.56 per share, compared to $34.9 million, or $.91 per share, in the prior year.

QUARTERLY FINANCIAL DATA

     The following table sets forth certain unaudited data regarding the Company's results of operations for the preceding eight fiscal quarterly periods. Such data is derived from the unaudited interim consolidated financial statements of the Company and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information contained therein.

     Any trends that may be reflected in the following table are not necessarily indicative of the Company's future operations.

                                                                    QUARTER ENDED
                       --------------------------------------------------------------------------------------------------------
                       OCTOBER 31,   JANUARY 31,   APRIL 30,    JULY 31,    OCTOBER 31,   JANUARY 31,   APRIL 30,     JULY 31,
                          1995          1996         1996         1996         1996          1997          1997         1997
                       -----------   -----------   ---------   ----------   -----------   -----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
  DATA:
Net sales............   $843,286      $901,038     $985,574    $1,063,228   $1,236,650    $1,313,489    $1,370,146   $1,551,820
Cost and expenses:
  Cost of products
    sold.............    784,601       836,658      916,562       988,926    1,150,695     1,220,977     1,274,969    1,447,842
  Selling, general
    and
    administrative
    expenses.........     42,179        44,093       46,285        49,324       54,023        57,138        59,484       63,160
Operating profit.....     16,506        20,287       22,727        24,978       31,932        35,374        35,693       40,818
Net income...........      7,042         9,202       10,428        12,016       16,748        17,781        18,222       21,464
Net income per common
  share..............        .18           .24          .27           .30          .38           .40           .41          .47
PERCENTAGE OF NET
  SALES:
Net sales............      100.0%        100.0%       100.0%        100.0%       100.0%        100.0%        100.0%       100.0%
Cost and expenses:
  Cost of products
    sold.............       93.0          92.9         93.0          93.0         93.0          93.0          93.1         93.3
  Selling, general
    and
    administrative
    expenses.........        5.0           4.9          4.7           4.6          4.4           4.4           4.3          4.1
Operating profit.....        2.0           2.2          2.3           2.3          2.6           2.7           2.6          2.6
Net income...........        0.8           1.0          1.1           1.1          1.4           1.4           1.3          1.4
NET SALES GROWTH:
Year-over-year.......       28.1%         36.5%        55.6%         50.0%        46.6%         45.8%         39.0%        46.0%

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities of $85.7 million during the first six months of fiscal 1998 was primarily attributable to income from operations of $39.7 million combined with a decrease in inventories and an increase in accounts payable.

     Net cash used in investing activities of $49.5 million during the first six months of fiscal 1998 was attributable to the payment of $35.4 million related to the acquisition of the common and preferred stock of Macrotron AG (see Note 12 of Notes to Consolidated Financial Statements) combined with the Company's continuing investment of $14.1 million in its management information systems, office facilities and its distribution center facilities. The Company expects to make capital expenditures of approximately $50 million during fiscal 1998 to further expand its management information systems capability, office facilities and distribution centers.

     Net cash used in financing activities of $34.8 million during the first six months of fiscal 1998 reflects a loan of $60.0 million to Macrotron AG, net of borrowings under its revolving credit loans of $20.0 million and proceeds of $5.3 million from issuance of Common Stock.

     In July 1997, the Company increased its accounts receivable securitization program from $325 million to $400 million and in August 1997 entered into a new $550 million three-year multi-currency revolving credit loan agreement with 20 banks. The Company currently maintains domestic and foreign revolving credit agreements which provide maximum short-term borrowings of approximately $980 million (including local country credit lines), of which $416 million was outstanding at July 31, 1997. The Company believes that the proceeds from the Offerings, along with cash from operations, available and obtainable bank credit lines and trade credit from its vendors will be sufficient to satisfy its working capital and capital expenditure needs through fiscal 1998.

ASSET MANAGEMENT

     The Company manages its inventories by maintaining sufficient quantities to achieve high order fill rates while attempting to stock only those products in high demand with a rapid turnover rate. Inventory balances fluctuate as the Company adds new product lines and, when appropriate, makes large purchases including cash purchases from manufacturers and publishers when the terms of such purchases are considered advantageous. The Company's contracts with most of its vendors provide price protection and stock rotation privileges to reduce the risk of loss due to manufacturer price reductions and slow moving or obsolete inventory. In the event of a vendor price reduction, the Company generally receives a credit for the impact on products in inventory. In addition, the Company has the right to rotate a certain percentage of purchases, subject to certain limitations. Historically, price protection and stock rotation privileges, as well as the Company's inventory management procedures, have helped to reduce the risk of loss of carrying inventory.

     The Company attempts to control losses on credit sales by closely monitoring customers' creditworthiness through evaluating detailed information on customer payment history and other relevant information. In addition, the Company participates in a national credit association which exchanges credit information on mutual customers. The Company has credit insurance which insures a percentage of the credit extended by the Company to certain of its larger domestic and international customers against possible loss. Customers who qualify for credit terms are typically granted net 30 day payment terms. The Company also sells product on a prepay or credit card basis or through commercial finance companies.

IMPACT OF INFLATION

     The Company has not been adversely affected by inflation as technological advances and competition within the microcomputer industry have generally caused prices of the products purchased by the Company to decline. Management believes that any price increases could be passed on to its customers, as prices charged by the Company are not set by long-term contracts.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which is effective for the Company's fiscal year ended January 31, 1997. FAS 123 encourages, but does not require, companies to recognize compensation expense based on the fair value of grants of stock, stock options and other equity investments to employees. Although expense recognition for employee stock-based compensation is not mandatory, FAS 123 requires that companies not adopting must disclose the pro forma effect on net income and earnings per share. The Company will continue to apply prior accounting rules and make pro forma disclosures as required. See Note 6 of Notes to Consolidated Financial Statements for the pro forma effect on net income and earnings per share.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 simplifies the previous standards for computing earnings per share and requires the disclosure of basic and diluted earnings per share. For the year ended January 31, 1997 and for the subsequent interim periods reported, the amount reported as net income per common share is not materially different than that which would have been reported for basic and diluted earnings per share in accordance with SFAS 128.

                                    BUSINESS

     Tech Data is the world's second largest distributor of microcomputer hardware and software products to value-added resellers, corporate resellers, retailers and direct marketers. Tech Data distributes products throughout the United States, Canada, Latin America, Germany, France, Switzerland and Austria. The Company purchases its products directly from more than 900 manufacturers of microcomputer hardware and publishers of software in large quantities, maintains a stocking inventory of more than 45,000 products and sells to an active base of over 70,000 customers. The Company believes its broad assortment of vendors and products meets its customers' need for a cost effective link to such products through a single source.

     The Company provides its customers with systems, peripherals, networking products and software, which accounted for 25%, 40%, 19% and 16%, respectively, of net sales in the first six months of fiscal 1998. The Company offers products from manufacturers and publishers such as Apple, Bay Networks, Cisco, Compaq, Corel, Creative Labs, Digital Equipment, Epson, Hewlett-Packard, IBM, Intel, Microsoft, Novell, Okidata, Seagate, Symantec, 3Com, Toshiba, Viewsonic and Western Digital. The Company ships products from regionally located distribution centers generally the same day the orders are received. The customers are provided with a high level of service through flexible financing and credit programs, the Company's pre- and post-sale technical support, electronic commerce tools (including on-line order entry, access to product specifications and electronic data interchange services), product configuration services, customized shipping documents, flexible product return policies and customer education programs.

INDUSTRY

     The wholesale distribution model, like that of the Company, has proven to be well-suited for both manufacturers and publishers of microcomputer products ("vendors") and resellers of those products. The large number and diversity of resellers makes it cost efficient for vendors to rely on wholesale distributors, which can leverage distribution costs across multiple vendors, to outsource a portion of their distribution, credit, marketing and support services. Similarly, due to the large number of vendors and products, resellers often cannot or choose not to establish direct purchasing relationships with vendors. Instead they rely on wholesale distributors, which can leverage purchasing costs across multiple resellers, to satisfy a significant portion of their product procurement and delivery, financing, marketing and technical support needs.

     The U.S. microcomputer distribution market grew from $17 billion in 1992 to $33 billion in 1996. This growth represents a compound annual rate of 18%, while the overall U.S. microcomputer industry grew at a compound annual rate of 13% during the same period. The Company's U.S. sales grew during this period at a compound annual rate of 45%. The Company believes that the rates of growth of the Company and the wholesale distribution segment of the microcomputer industry have outpaced that of the microcomputer industry as a whole for three principal reasons. First, as a result of the use of open systems and off-the-shelf components, hardware and software products are viewed as commodities. The resulting price competition, coupled with rising selling costs and shorter product life cycles, make it difficult for manufacturers and publishers to efficiently sell directly to resellers and has prompted them to rely on more cost-efficient methods of distribution. Second, resellers have increasingly relied on wholesale distributors such as Tech Data for product availability and flexible financing alternatives rather than stocking large inventories themselves and maintaining credit lines to finance working capital needs. Third, restrictions by certain major manufacturers on sales through wholesale distributors have eased gradually. Since the beginning of 1995, the Company has been able to sell certain of those manufacturers' products under more competitive terms and conditions ("open-sourcing"). Historically, these previously restricted product lines were sold by master resellers, or aggregators (whose business model was similar to wholesale distributors, but focused on relatively few product lines), to a network of franchise dealers. Open-sourcing has virtually eliminated any advantage that these aggregators enjoyed as a result of their exclusive sourcing arrangements.

     A recent trend in wholesale distribution is the expansion of electronic commerce. The increasing utilization of electronic ordering and information delivery systems, including the ability to transact business over the World Wide Web, has had, and is expected to continue to have, a significant impact on the cost efficiency of the wholesale distribution industry. Distributors, such as Tech Data, with the financial and technical resources to develop, implement and operate state-of-the-art management information systems have been able to reduce both their customers' and their own transaction costs through more efficient purchasing and lower selling costs.

     In addition, a trend has emerged whereby the final assembly of certain products is performed by distributors. In order to compete more effectively and lower their costs, major computer systems manufacturers that rely on the wholesale distribution model have announced their intention to reduce their own inventories and the inventories of their distributors and resellers by implementing a build-to-order manufacturing process. These major manufacturers have also begun to develop programs whereby final assembly will be performed at the distribution level ("channel assembly") as compared to the current build-to-forecast methodology employed by these manufacturers. Tech Data has been selected by Compaq, Hewlett-Packard and IBM to participate in their respective channel assembly programs.

     The wholesale distribution industry is undergoing significant consolidation as economies of scale and access to financial resources become more critical. Large distributors, like the Company, that have been able to utilize economies of scale to lower costs and pass on the savings to their customers in the form of reduced prices have continued to take market share.

BUSINESS STRATEGY

     Tech Data, as the world's second largest distributor of microcomputer products, believes that its infrastructure and the size of its operations position it to gain share in its current markets as well as to continue to expand into new geographic markets. The Company provides a broad array of products and services for its customers, which allows them to satisfy their needs from a single source. The Company's size and performance have allowed it to make significant investments in personnel, management information systems, distribution centers and other capital resources.

     To maintain and enhance its leadership position in wholesale distribution, the Company's business strategy includes the following main elements:

          MAINTAIN LOW COST AND EFFICIENT OPERATIONS. The Company has pursued a strategy of profitable revenue growth by providing its customers with the benefit of operating efficiencies achieved through centralized management and operations, stringent cost controls and automation. The Company strictly regulates selling, general and administrative expenses; utilizes its highly automated order placement and processing systems to efficiently manage inventory and shipments and to reduce transaction costs; and realizes economies of scale in product purchasing, financing and working capital management. The Company has been successful in reducing selling, general and administrative expenses as a percentage of net sales from 5.9% in fiscal 1993 to 4.5% in fiscal 1997 and 4.2% for the first six months of fiscal 1998.

          LEVERAGE MANAGEMENT INFORMATION SYSTEMS. In order to further improve its operating efficiencies and services to its customers, the Company invested approximately $30 million in a scalable, state-of-the-art computer information system which commenced operations in December 1994. This system, which currently supports the Company's U.S. and Canadian operations and Latin American export operations, allows the Company to improve operating efficiencies and to offer additional services such as expanded electronic commerce capabilities, including electronic data interchange and Tech Data On-Line electronic ordering and information systems. The Company's ordering system will be available on its World Wide Web site in the near future. The Company believes that growth in its electronic commerce capabilities will provide incremental economies of scale and further reduce transaction costs.

          OFFER A BROAD AND BALANCED PRODUCT MIX. The Company offers its customers a broad assortment of leading technology products. Currently, the Company offers more than 45,000 products from more than 900 manufacturers and publishers. By offering a broad product assortment, the Company enables its customers to procure product more efficiently by reducing the number of their direct vendor relationships. The Company is continually broadening its product assortment and has recently expanded its offerings of communication products as a result of the convergence of the computing and telecommunications markets. The Company maintains a balanced product line of systems, peripherals, networking products and software to minimize the effects of fluctuation in supply and demand.

          FOSTER CUSTOMER LOYALTY THROUGH SUPERIOR CUSTOMER SERVICE. Tech Data's sales force provides superior customer service through a dedicated team approach in order to differentiate itself from its competitors and foster customer loyalty. The Company believes its strategy of not competing with its customer base, unlike many of its competitors, also promotes customer loyalty.

          BROADEN GEOGRAPHIC COVERAGE THROUGH INTERNATIONAL EXPANSION. The Company plans to take advantage of its strong financial position, vendor relationships and distribution expertise to continue to expand its business in the markets it currently serves and additional strategic geographic markets. The Company's expansion strategy focuses on identifying companies with significant market positions and quality management teams in markets where there is developed or emerging demand for microcomputer products. Following expansion into a new market, Tech Data enhances its market share by providing capital, adding new product lines, delivering value-added services and providing operational expertise. The Company's operations have expanded from its North American focus to include Europe with the acquisition in fiscal 1995 of France's largest wholesale microcomputer distributor and the acquisition in July 1997 of a majority interest in Macrotron AG, Germany's third largest wholesale microcomputer distributor. During the current fiscal year, the Company also continued its international expansion through the development of an in-country subsidiary in Brazil, which stocks and distributes products locally.

VENDOR RELATIONS

     The Company's strong financial and industry positions have enabled it to obtain contracts with most leading manufacturers and publishers. The Company purchases products directly from more than 900 manufacturers and publishers, generally on a nonexclusive basis. The Company's vendor agreements are believed to be in the form customarily used by each manufacturer and typically contain provisions which allow termination by either party upon 60 days notice. Generally, the Company's vendor agreements do not require it to sell a specified quantity of products or restrict the Company from selling similar products manufactured by competitors. Consequently, the Company has the flexibility to terminate or curtail sales of one product line in favor of another product line as a result of technological change, pricing considerations, product availability, customer demand and vendor distribution policies. Vendor agreements generally contain stock rotation and price protection provisions which, along with the Company's inventory management policies and practices, reduce the Company's risk of loss due to slow-moving inventory, vendor price reductions, product updates or obsolescence. Under the terms of most of the Company's distribution agreements, vendors will credit the Company for declines in inventory value resulting from the vendors' price reductions if the Company complies with certain conditions. In addition, under most vendor agreements, the Company has the right to return for credit or exchange for other products a portion of those inventory items purchased, within a designated period of time. A vendor who elects to terminate a distribution agreement generally will repurchase from the Company the vendor's products carried in the Company's inventory. While the industry practices discussed above are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value, management believes that these practices provide a significant level of protection from such declines. See "Risk Factors -- Risk of Declines in Inventory Value."

     Major computer systems manufacturers have begun to re-engineer their manufacturing processes whereby final assembly will also be performed by the Company as compared to the current "build-to-forecast" methodology employed by these manufacturers. Tech Data has been selected by Compaq, Hewlett-Packard and IBM to participate in their respective channel assembly programs. The Company currently performs configuration services at its South Bend, Indiana distribution center which has been ISO 9002 certified and plans to expand its configuration and final assembly service capabilities into its new Fontana, California and Swedesboro, New Jersey distribution centers later this year.

     In addition to providing manufacturers and publishers with one of the largest bases of resellers in the United States, Canada, Latin America, Germany, France, Switzerland and Austria, the Company also offers manufacturers and publishers the opportunity to participate in a number of special promotions, training programs and marketing services targeted to the needs of its customers.

     No single vendor accounted for more than 10% of the Company's net sales during fiscal 1997, 1996 or 1995, except sales of Compaq products which accounted for 12% of net sales in fiscal 1997. For the first six months of fiscal 1998, only Compaq and Hewlett-Packard accounted for more than 10% of net sales, representing 14% and 11% of net sales, respectively.

CUSTOMERS, PRODUCTS AND SERVICES

     The Company sells more than 45,000 microcomputer products including systems, peripherals, networking and software purchased directly from manufacturers and publishers in large quantities for sale to an active customer base of more than 70,000 VARs, corporate resellers, retailers and direct marketers.

     VARs typically do not have the resources to establish a large number of direct purchasing relationships or stock significant product inventories. This market segment is attractive because VARs, which currently constitute approximately 60% of Tech Data's net sales, generally rely on distributors as their principal source of computer products and financing. Corporate resellers, retailers and direct marketers may establish direct relationships with manufacturers and publishers for their more popular products, but utilize distributors as the primary source for other product requirements and the alternative source for products acquired direct.

     The Company has established the Tech Data Elect Program, which includes cost-plus pricing on certain high volume products, primarily computer systems and printers, and other special terms to target corporate resellers and other resellers that prior to open-sourcing, purchased products from aggregators. Corporate resellers currently constitute approximately 23% of the Company's net sales. Tech Data also has developed special programs to meet the unique needs of retail and direct marketers, which customers currently constitute approximately 17% of the Company's net sales. No single customer accounted for more than 5% of the Company's net sales during fiscal 1997, 1996 or 1995 nor for the first six months of fiscal 1998.

     The Company pursues a strategy of expanding its product line to offer its customers a broad assortment of products. If demand for certain products sold by the Company exceeds the supply available from the vendors, the Company generally receives an allocation of the products available. Management believes that the Company's ability to compete is not adversely affected by these periodic shortages and the resulting allocations.

     Tech Data provides customers a high-level of service through flexible customer financing and credit programs, the Company's pre-and post-sale technical support, electronic commerce tools (including on-line order entry, access to product specifications and EDI services), customized shipping documents, product configuration services, flexible product return policies and customer education programs.

     The Company believes that providing its customers with the proper level of credit is essential to sales growth. Tech Data devotes significant resources to proactively review customer credit balances, provide a variety of credit programs and monitor customer credit status.

     The Company delivers products throughout the United States, Canada, Latin America, Germany, France, Switzerland and Austria from its fourteen distribution centers in Miami, Florida; Atlanta, Georgia; Paulsboro, New Jersey; Ft. Worth, Texas; South Bend, Indiana; Ontario, California; Union City, California; Mississauga, Ontario (Canada); Richmond, British Columbia (Canada); Sao Paulo, Brazil; Munich, Germany; Bobigny (Paris), France; Hunenberg, Switzerland and Vienna, Austria. Locating distribution centers near its customers enables the Company to efficiently deliver products on a timely basis, thereby reducing customers' need to invest in inventory.

     The Company recently completed the expansion of three of its seven U.S. distribution centers and is in the process of expanding two others. The Company will have a total of 1.8 million square feet of distribution space later this year as compared to the previous capacity of 700,000 square feet. Four of the new U.S. distribution center locations include adjacent land which provide enough space to double the capacity of each of these locations to meet future growth requirements.

SALES AND ELECTRONIC COMMERCE

     Currently, the Company's sales force consists of approximately 60 field sales representatives and 1,065 inside telemarketing sales representatives. Field sales representatives are located in major metropolitan areas. Each field representative is supported by inside telemarketing sales teams covering a designated territory. The Company's team concept provides a stronger personal relationship between representatives of the customers and Tech Data. Territories with no field representation are serviced exclusively by the inside telemarketing sales teams. Customers typically call their inside sales teams on dedicated toll-free numbers to place orders. If the product is in stock and the customer has available credit, customer orders received by 5:00 p.m. local time are generally shipped the same day from the distribution facility nearest the customer.

     Customers rely upon the Company's electronic ordering and information systems, World Wide Web site, product catalogs and frequent mailings as sources for product information, including prices. The Company's on-line computer system allows the inside sales teams to check for current stocking levels in each of the seven United States distribution centers. Likewise, inside sales teams in Canada, Brazil, Germany, France, Switzerland and Austria can check on stocking levels in their respective distribution centers. Through "Tech Data On-Line," the Company's proprietary electronic on-line system, U.S. customers can gain remote access to the Company's data processing system to check product availability and pricing and to place an order. Certain of the Company's larger customers have available EDI services whereby orders, order acknowledgments, invoices, inventory status reports, customized pricing information and other industry standard EDI transactions are consummated on-line which improves efficiency and timeliness for both the Company and the customers. Customers currently can check product availability and pricing via the Company's World Wide Web site. The Company's ordering system will be available on the World Wide Web site in the near future. During the first six months of fiscal 1998, the Company received orders accounting for approximately 20% of its U.S. net sales and approximately 50% of its total order lines through its electronic ordering systems.

     The Company provides comprehensive training to its field and inside sales representatives regarding technical characteristics of products and the Company's policies and procedures. Each new domestic sales representative attends a four to six-week course provided in-house by the Company. In addition, the Company's ongoing training program is supplemented by product seminars offered daily by vendors.

COMPETITION

     The Company operates in a market characterized by intense competition. Competition within the industry is based on product availability, credit availability, price, delivery and various services and support provided by the distributor to the customer. The Company believes that it is positioned to compete effectively with other distributors in these areas. Major competitors include Ingram Micro, Inc. and Merisel, Inc. in North America; Computer 2000 and CHS Electronics, Inc. in Europe; and a variety of local and regional distributors in all geographic markets in which the Company operates. The only competitor larger than the Company, based on worldwide sales, is Ingram Micro, Inc.

     The Company also competes with manufacturers and publishers who sell directly to resellers and end-users. The Company nevertheless believes that in the majority of cases, manufacturers and publishers choose to sell products though distributors rather than directly because of the relatively small volume and high selling costs associated with numerous small orders. Management also believes that the Company's prompt delivery of products and efficient handling of returns provide an important competitive advantage over manufacturers' and publishers' efforts to market their products directly.

EMPLOYEES

     On July 31, 1997, the Company had approximately 4,580 full-time employees, which includes approximately 800 employees of Macrotron AG. The Company enjoys excellent relations with its employees, all of whom are non-union.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

     The geographic areas in which the Company operates are the United States (including exports to Latin America and the Caribbean), France and Canada. On July 1, 1997, the Company entered into Germany, Austria and Switzerland through the acquisition of a majority interest of the voting stock in Macrotron AG. See
Note 10 and Note 12 of Notes to Consolidated Financial Statements regarding the geographical distribution of the Company's net sales, operating income and identifiable assets and the recent acquisition of Macrotron AG.

                                   MANAGEMENT

     The executive officers of the Company, their ages, and their present positions with the Company as of October 1, 1997 are as follows:

Steven A. Raymund......................  41   Chairman of the Board of Directors and
                                                Chief Executive Officer
Anthony A. Ibarguen....................  38   President and Chief Operating Officer
Jeffery P. Howells.....................  40   Executive Vice President of Finance and
                                                Chief Financial Officer
Peggy K. Caldwell......................  52   Senior Vice President of Marketing
Timothy J. Curran......................  45   Senior Vice President of Sales
Lawrence W. Hamilton...................  40   Senior Vice President of Human
                                              Resources
Yuda Saydun............................  44   Senior Vice President and General
                                                Manager -- Latin America
Theodore F. Augustine..................  50   Vice President of Distribution and
                                              Logistics
Patrick O. Connelly....................  51   Vice President of Worldwide Credit
                                                Services
Charles V. Dannewitz...................  42   Vice President of Taxes
Arthur W. Singleton....................  36   Vice President, Treasurer and Secretary
Joseph B. Trepani......................  37   Vice President and Worldwide Controller
David R. Vetter........................  38   Vice President and General Counsel

EXECUTIVE OFFICERS

     STEVEN A. RAYMUND, CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER, has been employed by the Company since 1981, serving as Chief Executive Officer since January 1986 and as Chairman of the Board of Directors since April 1991. He has a B.S. Degree in Economics from the University of Oregon and a Masters Degree from the Georgetown University School of Foreign Service.

     ANTHONY A. IBARGUEN, PRESIDENT AND CHIEF OPERATING OFFICER, joined the Company in September 1996 as President of the Americas and was appointed President and Chief Operating Officer in March 1997. Prior to joining the Company, he was employed by ENTEX Information Services, Inc. from August 1993 to August 1996 as Executive Vice President of Sales and Marketing. From June 1990 to August 1993, he was employed by JWP, Inc. most recently as a Vice President. Mr. Ibarguen holds a B.S. Degree in Marketing from Boston College and a Masters in Business Administration Degree from Harvard University.

     JEFFERY P. HOWELLS, EXECUTIVE VICE PRESIDENT OF FINANCE AND CHIEF FINANCIAL OFFICER, joined the Company in October 1991 as Vice President of Finance and assumed the responsibilities of Chief Financial Officer in March 1992. In March 1993, he was promoted to Senior Vice President of Finance and Chief Financial Officer and was promoted to Executive Vice President of Finance and Chief Financial Officer in March 1997. From June 1991 through September 1991, he was employed as Vice President of Finance of Inex Vision Systems. From 1979 to May 1991, he was employed by Price Waterhouse, most recently as a Senior Audit Manager. Mr. Howells is a Certified Public Accountant and holds a B.B.A. Degree in Accounting from Stetson University.

     PEGGY K. CALDWELL, SENIOR VICE PRESIDENT OF MARKETING, joined the Company in May 1992. Prior to joining the Company, she was employed by International Business Machines Corporation for 25 years, most recently serving in a variety of senior management positions in the National Distribution Division. Ms. Caldwell holds a B.S. Degree in Mathematics and Physics from Bucknell University.

     TIMOTHY J. CURRAN, SENIOR VICE PRESIDENT OF SALES, joined the Company in April 1997. Prior to joining the Company, he was employed by Panasonic Communications and Systems Company (including various other Panasonic affiliates) from 1983 to 1997 serving in a variety of senior management positions. Mr. Curran holds a B.A. Degree in History from the University of Notre Dame and a Ph.D. in International Relations from Columbia University.

     LAWRENCE W. HAMILTON, SENIOR VICE PRESIDENT OF HUMAN RESOURCES, joined the Company in August 1993 as Vice President of Human Resources and was promoted to Senior Vice President in March 1996. Prior to joining the Company, he was employed by Bristol-Myers Squibb Company from 1985 to August 1993, most recently as Vice President -- Human Resources and Administration of Linvatec Corporation (a division of Bristol-Myers Squibb Company). Mr. Hamilton holds a B.A. Degree in Political Science from Fisk University and a Masters of Public Administration, Labor Policy from the University of Alabama.

     YUDA SAYDUN, SENIOR VICE PRESIDENT AND GENERAL MANAGER -- LATIN AMERICA, joined the Company in May 1993 as Vice President and General Manager -- Latin America. In March 1997, he was promoted to Senior Vice President and General Manager -- Latin America. Prior to joining the Company, he was employed by American Express Travel Related Services Company, Inc. from 1982 to May 1993, most recently as Division Vice President, Cardmember Marketing. Mr. Saydun holds a B.S. Degree in Political and Diplomatic Sciences from University Libre de Bruxelles and a Masters of Business Administration Degree, Finance/Marketing from U.C.L.A.

     THEODORE F. AUGUSTINE, VICE PRESIDENT OF DISTRIBUTION AND LOGISTICS, joined the Company in July 1996. Prior to joining the Company he served as President of M-Group Logistics, Inc. from June 1995 to July 1996. From 1989 to June 1995, he was employed by The Eli Witt Company as Executive Vice President and Chief Operations Officer. Mr. Augustine holds a Masters of Business Administration Degree from Loyola College.

     PATRICK O. CONNELLY, VICE PRESIDENT OF WORLDWIDE CREDIT SERVICES, joined the Company in August 1994. Prior to joining the Company, he was employed by Unisys Corporation for nine years as

Worldwide Director of Credit. Mr. Connelly holds a B.A. Degree in History and French from the University of Texas at Austin.

     CHARLES V. DANNEWITZ, VICE PRESIDENT OF TAXES, joined the Company in February 1995. Prior to joining the Company, he was employed by Price Waterhouse for 13 years, most recently as a Tax Partner. Mr. Dannewitz is a Certified Public Accountant and holds a B.S. Degree in Accounting from Illinois Wesleyan University.

     ARTHUR W. SINGLETON, VICE PRESIDENT, TREASURER AND SECRETARY, joined the Company in January 1990 as Director of Finance and was appointed Treasurer and Secretary in April 1991. In February 1995, he was promoted to Vice President, Treasurer and Secretary. Prior to joining the Company, Mr. Singleton was employed by Price Waterhouse from 1982 to December 1989, most recently as an Audit Manager. Mr. Singleton is a Certified Public Accountant and holds a B.S. Degree in Accounting from Florida State University.

     JOSEPH B. TREPANI, VICE PRESIDENT AND WORLDWIDE CONTROLLER, joined the Company in March 1990 as Controller and held the position of Director of Operations from October 1991 through January 1995. In February 1995, he was promoted to Vice President and Worldwide Controller. Prior to joining the Company, Mr. Trepani was Vice President of Finance for Action Staffing, Inc. from July 1989 to February 1990. From 1982 to June 1989, he was employed by Price Waterhouse. Mr. Trepani is a Certified Public Accountant and holds a B.S. Degree in Accounting from Florida State University.

     DAVID R. VETTER, VICE PRESIDENT AND GENERAL COUNSEL, joined the Company in June 1993. Prior to joining the Company, he was employed by the law firm of Robbins, Gaynor & Bronstein, P.A. from 1984 to June 1993, most recently as a partner. Mr. Vetter is a member of the Florida Bar and holds a B.A. Degree in English and Economics from Bucknell University and a J.D. Degree from the University of Florida.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to United States federal income tax on a net income basis in respect of income or gain from Common Stock (a "non-U.S. holder"). This discussion does not consider the specific facts and circumstances that may be relevant to particular holders and does not address the treatment of non-U.S. holders of Common Stock under the laws of any state, local or foreign taxing jurisdiction. Further, the discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change on a possibly retroactive basis. Each prospective holder is urged to consult a tax advisor with respect to the United States federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

     Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States (and are attributable to a United States permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to United States income tax on a net income basis in respect of such dividends). Such "effectively connected" dividends are subject to tax at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of tax treaty rate. Under proposed United States Treasury regulations (the "Proposed Regulations"), however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

     A non-U.S. holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on disposition of Common Stock except in the following circumstances: (i) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. holder if an applicable income tax treaty so requires as a condition for such non-U.S. holder to be subject to United States taxation on a net income basis in respect of gain from the sale or other disposition of the Common Stock); (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock (and is not eligible for any treaty exemption). Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     The Company has not been, is not, and does not anticipate becoming a "United States real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

     Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under current law, United States information reporting requirements (other than reporting of dividend payments for purposes of the withholding tax noted above) and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not so subject because an applicable tax treaty reduces such withholding. Otherwise, backup withholding of United States federal income tax at a rate of 31% may apply to dividends paid with respect to Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's United States taxpayer identification number). Generally, unless the payor of dividends has definite knowledge that the payee is a United

States person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding, However, under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Proposed Regulations.

     In general, United States information reporting and backup withholding requirements also will not apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a non-United States broker. However, United States information reporting (but not backup withholding) requirements will apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of Common Stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     A non-United States holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy and information statements and other information concerning the Company can also be inspected at The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006 or from the Commission's World Wide Web site at http://www.sec.gov.

     This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act, File No. 0-14625, and are incorporated herein by reference:

     1. Annual Report on Form 10-K for the fiscal year ended January 31, 1997.

     2. Quarterly Report on Form 10-Q for the quarter ended April 30, 1997.

     3. Quarterly Report on Form 10-Q for the quarter ended July 31, 1997.

     4. Proxy Statement for the Annual Meeting of Shareholders held on June 10, 1997.

     5. The Registration Statement on Form 8-A under the Exchange Act as filed with the Commission on May 14, 1986.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Mr. Arthur W. Singleton, Vice President, Treasurer and Secretary of the Company, at Tech Data Corporation, 5350 Tech Data Drive, Clearwater, Florida 37760.

                             VALIDITY OF THE SHARES

     The validity of the shares offered hereby will be passed upon for the Company by Schifino & Fleischer, P.A., Tampa, Florida, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The financial statements as of January 31, 1997 and 1996 and for each of the three years in the period ended January 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheet..................................  F-3
Consolidated Statement of Income............................  F-4
Consolidated Statement of Changes in Shareholders' Equity...  F-5
Consolidated Statement of Cash Flows........................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Tech Data Corporation:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tech Data Corporation and its subsidiaries at January 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Tampa, Florida
March 18, 1997

                     TECH DATA CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                           JANUARY 31,
                                                     ------------------------     JULY 31,
                                                        1996          1997          1997
                                                     ----------    ----------    -----------
                                                                                 (UNAUDITED)
                                           ASSETS
Current assets:
  Cash and cash equivalents........................  $    1,154    $      661    $    2,125
  Accounts receivable, less allowance of $22,669,
     $23,922 and $28,079...........................     445,202       633,579       700,806
  Inventories......................................     465,422       759,974       705,636
  Prepaid and other assets.........................      39,010        55,796        43,828
                                                     ----------    ----------    ----------
          Total current assets.....................     950,788     1,450,010     1,452,395
Property and equipment, net........................      61,610        65,597        69,999
Investment in and advances to Macrotron AG.........                                 104,567
Excess of cost over acquired net assets, net.......       6,376         5,922         5,696
Other assets, net..................................      25,105        23,765        22,575
                                                     ----------    ----------    ----------
                                                     $1,043,879    $1,545,294    $1,655,232
                                                     ==========    ==========    ==========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Revolving credit loans...........................  $  283,100    $  396,391    $  416,428
  Current portion of long-term debt................         519           201           207
  Accounts payable.................................     433,374       658,732       696,297
  Accrued expenses.................................      32,091        42,693        43,348
                                                     ----------    ----------    ----------
          Total current liabilities................     749,084     1,098,017     1,156,280
Long-term debt.....................................       9,097         8,896         8,791
                                                     ----------    ----------    ----------
                                                        758,181     1,106,913     1,165,071
                                                     ----------    ----------    ----------
Commitments and contingencies (Note 8)
Shareholders' equity:
  Preferred stock, par value $.02; 226,500 shares
     authorized and issued; liquidation preference
     $.20 per share................................           5             5             5
  Common stock, par value $.0015; 100,000,000,
     100,000,000 and 200,000,000 shares authorized;
     37,930,655, 43,291,423 and 43,947,402 issued
     and outstanding...............................          57            65            66
  Additional paid-in capital.......................     130,045       226,577       241,025
  Retained earnings................................     153,310       210,283       249,969
  Cumulative translation adjustment................       2,281         1,451          (904)
                                                     ----------    ----------    ----------
          Total shareholders' equity...............     285,698       438,381       490,161
                                                     ----------    ----------    ----------
                                                     $1,043,879    $1,545,294    $1,655,232
                                                     ==========    ==========    ==========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           SIX MONTHS ENDED
                                        YEAR ENDED JANUARY 31,                 JULY 31,
                                 ------------------------------------   -----------------------
                                    1995         1996         1997         1996         1997
                                 ----------   ----------   ----------   ----------   ----------
                                                                              (UNAUDITED)
Net sales......................  $2,418,410   $3,086,620   $4,598,941   $2,048,802   $2,921,966
                                 ----------   ----------   ----------   ----------   ----------
Cost and expenses:
  Cost of products sold........   2,219,122    2,867,226    4,277,160    1,905,488    2,722,811
  Selling, general and
     administrative expenses...     127,951      163,790      206,770       95,609      122,644
                                 ----------   ----------   ----------   ----------   ----------
                                  2,347,073    3,031,016    4,483,930    2,001,097    2,845,455
                                 ----------   ----------   ----------   ----------   ----------
Operating profit...............      71,337       55,604      115,011       47,705       76,511
Interest expense...............      13,761       20,086       21,522       10,802       12,653
                                 ----------   ----------   ----------   ----------   ----------
Income before income taxes.....      57,576       35,518       93,489       36,903       63,858
Provision for income taxes.....      22,664       13,977       36,516       14,459       24,172
                                 ----------   ----------   ----------   ----------   ----------
Net income.....................  $   34,912   $   21,541   $   56,973   $   22,444   $   39,686
                                 ==========   ==========   ==========   ==========   ==========
Net income per common share....  $      .91   $      .56   $     1.35   $      .57   $      .88
                                 ==========   ==========   ==========   ==========   ==========
Weighted average common shares
  outstanding..................      38,258       38,138       42,125       39,231       45,122
                                 ==========   ==========   ==========   ==========   ==========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                 PREFERRED STOCK    COMMON STOCK     ADDITIONAL              CUMULATIVE        TOTAL
                                 ---------------   ---------------    PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                 SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                 ------   ------   ------   ------   ----------   --------   -----------   -------------
Balance -- January 31, 1994....   227       $5     36,547    $54      $126,091    $ 87,176     $--           $213,326
  Issuance of common stock in
    business combination.......                     1,144      3                     9,681                      9,684
  Issuance of common stock for
    stock options exercised and
    related tax benefit........                       117                1,856                                  1,856
  Net income...................                                                     34,912                     34,912
  Translation adjustments......                                                                  1,048          1,048
                                  ---       --     ------    ---      --------    --------     -------       --------
Balance -- January 31, 1995....   227        5     37,808     57       127,947     131,769       1,048        260,826
  Issuance of common stock for
    stock options exercised and
    related tax benefit........                       123                2,098                                  2,098
  Net income...................                                                     21,541                     21,541
  Translation adjustments......                                                                  1,233          1,233
                                  ---       --     ------    ---      --------    --------     -------       --------
Balance -- January 31, 1996....   227        5     37,931     57       130,045     153,310       2,281        285,698
  Issuance of common stock for
    stock options exercised and
    related tax benefit........                       760      1        13,223                                 13,224
  Issuance of common stock net
    of offering costs..........                     4,600      7        83,309                                 83,316
  Net income...................                                                     56,973                     56,973
  Translation adjustments......                                                                   (830)          (830)
                                  ---       --     ------    ---      --------    --------     -------       --------
Balance -- January 31, 1997....   227        5     43,291     65       226,577     210,283       1,451        438,381
  Issuance of common stock in
    business acquisition
    (unaudited)................                       407      1         9,198                                  9,199
  Issuance of common stock for
    stock options exercised and
    related tax benefit
    (unaudited)................                       249                5,250                                  5,250
  Net income (unaudited).......                                                     39,686                     39,686
  Translation adjustments
    (unaudited)................                                                                 (2,355)        (2,355)
                                  ---       --     ------    ---      --------    --------     -------       --------
Balance -- July 31, 1997
  (unaudited)..................   227       $5     43,947    $66      $241,025    $249,969     $  (904)      $490,161
                                  ===       ==     ======    ===      ========    ========     =======       ========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                SIX MONTHS ENDED
                                                          YEAR ENDED JANUARY 31,                    JULY 31,
                                                  ---------------------------------------   -------------------------
                                                     1995          1996          1997          1996          1997
                                                  -----------   -----------   -----------   -----------   -----------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Cash received from customers..................  $ 2,326,613   $ 2,933,831   $ 4,390,916   $ 1,975,983   $ 2,844,302
  Cash paid to suppliers and employees..........   (2,382,799)   (2,854,653)   (4,513,309)   (1,983,984)   (2,713,420)
  Interest paid.................................      (13,584)      (20,276)      (21,122)      (10,788)      (12,967)
  Income taxes paid.............................      (27,974)      (11,628)      (45,037)      (17,064)      (32,184)
                                                  -----------   -----------   -----------   -----------   -----------
        Net cash (used in) provided by operating
          activities............................      (97,744)       47,274      (188,552)      (35,853)       85,731
                                                  -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Acquisition of business, net of cash
    acquired....................................                                                              (35,368)
  Expenditures for property and equipment.......      (21,351)      (23,596)      (19,229)       (4,663)      (12,847)
  Software development costs....................      (18,696)       (2,826)       (2,024)       (1,029)       (1,240)
                                                  -----------   -----------   -----------   -----------   -----------
        Net cash used in investing activities...      (40,047)      (26,422)      (21,253)       (5,692)      (49,455)
                                                  -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock........        1,859         2,098        96,540        88,576         5,250
  Net borrowings (repayments) from revolving
    credit loans................................      136,019       (21,684)      113,291       (47,129)       20,037
  Loans to Macrotron AG.........................                                                              (60,000)
  Principal payments on long-term debt..........       (1,058)         (608)         (519)         (259)          (99)
  Proceeds from long-term debt..................          789
                                                  -----------   -----------   -----------   -----------   -----------
        Net cash provided by (used in) financing
          activities............................      137,609       (20,194)      209,312        41,188       (34,812)
                                                  -----------   -----------   -----------   -----------   -----------
        Net (decrease) increase in cash and cash
          equivalents...........................         (182)          658          (493)         (357)        1,464
Cash and cash equivalents at beginning of
  year..........................................          678           496         1,154         1,154           661
                                                  -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of year........  $       496   $     1,154   $       661   $       797   $     2,125
                                                  ===========   ===========   ===========   ===========   ===========
Reconciliation of net income to net cash (used
  in) provided by operating activities:
    Net income..................................  $    34,912   $    21,541   $    56,973   $    22,444   $    39,686
                                                  -----------   -----------   -----------   -----------   -----------
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
  Depreciation and amortization.................        9,110        17,364        20,011         9,515        11,101
  Provision for losses on accounts receivable...       17,768        17,433        19,648         9,422        10,437
  Loss on disposal of fixed assets..............        1,237           603           446
  Deferred income taxes.........................       (1,739)       (5,603)       (5,051)
  Changes in assets and liabilities:
    (Increase) in accounts receivable...........      (90,600)     (152,789)     (208,025)      (72,819)      (77,664)
    (Increase) decrease in inventories..........     (132,940)     (100,891)     (294,552)       25,032        54,338
    Decrease (increase) in prepaid and other
      assets....................................        2,645        (7,254)      (13,962)         (309)        9,613
    Increase (decrease) in accounts payable.....       62,132       239,161       225,358       (28,043)       37,565
    (Decrease) increase in accrued expenses.....         (269)       17,709        10,602        (1,095)          655
                                                  -----------   -----------   -----------   -----------   -----------
      Total adjustments.........................     (132,656)       25,733      (245,525)      (58,297)       46,045
                                                  -----------   -----------   -----------   -----------   -----------
      Net cash (used in) provided by operating
        activities..............................  $   (97,744)  $    47,274   $  (188,552)  $   (35,853)  $    85,731
                                                  ===========   ===========   ===========   ===========   ===========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Tech Data Corporation and its subsidiaries (the "Company"), all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

METHOD OF ACCOUNTING

     The Company prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Sales are recorded upon shipment. The Company allows its customers to return product for exchange or credit subject to certain limitations. Provision for estimated losses on such returns are recorded at the time of sale (see product warranty below). Funds received from vendors for marketing programs and product rebates are accounted for as a reduction of selling, general and administrative expenses or product cost according to the nature of the program.

INVENTORIES

     Inventories (consisting of computer related hardware and software products) are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed over the estimated economic lives using the following methods:

                                                              METHOD         YEARS
                                                          ---------------  ---------
Buildings and improvements..............................   Straight-line     31.5-39
Furniture, fixtures and equipment.......................  Accelerated and        3-7
                                                           straight-line

     Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized at such time.

EXCESS OF COST OVER ACQUIRED NET ASSETS

     The excess of cost over acquired net assets is being amortized on a straight-line basis over 15 years. Amortization expense was $602,000, $646,000 and $682,000 in 1997, 1996 and 1995, respectively. The accumulated amortization of goodwill is approximately $2,264,000 and $1,727,000 at January 31, 1997 and 1996, respectively. In fiscal year 1996, the Company settled a liability related to a previous acquisition and therefore recorded a $3,000,000 reduction in goodwill. The Company evaluates, on a regular basis, whether events and circumstances have occurred that indicate the carrying amount of

                     TECH DATA CORPORATION AND SUBSIDIARIES
goodwill may warrant revision or may not be recoverable. At January 31, 1997, the net unamortized balance of goodwill is not considered to be impaired.

CAPITALIZED DEFERRED SOFTWARE COSTS

     Deferred software costs are included in other assets and represent internal development costs and payments to vendors for the design, purchase and implementation of the computer software for the Company's operating and financial systems. Such deferred costs are being amortized over three to seven years with amortization expense of $4,611,000, $4,253,000 and $329,000 in 1997, 1996 and 1995, respectively. The accumulated amortization of such costs was $9,193,000 and $4,582,000 at January 31, 1997 and 1996, respectively.

PRODUCT WARRANTY

     The Company does not offer warranty coverage. However, to maintain customer goodwill, the Company facilitates vendor warranty policies by accepting for exchange (with the Company's prior approval) defective products within 60 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

INCOME TAXES

     Income taxes are accounted for under the liability method. Deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date, with the related translation gains or losses reported as a separate component of shareholders' equity. The results of foreign operations are translated at the weighted average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in the statement of income.

CONCENTRATION OF CREDIT RISK

     The Company sells its products to a large base of value-added resellers ("VARs"), corporate resellers and retailers throughout the United States,France,Canada, Latin America and the Caribbean. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company makes provisions for estimated credit losses at the time of sale.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments that are subject to fair value disclosure requirements are carried in the consolidated financial statements at amounts that approximate fair value.

NET INCOME PER COMMON SHARE

     Net income per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Fully diluted and primary earnings per share are the same amounts for each of the periods presented.

                     TECH DATA CORPORATION AND SUBSIDIARIES

CASH MANAGEMENT SYSTEM

     Under the Company's cash management system, disbursements cleared by the bank are reimbursed on a daily basis from the revolving credit loans. As a result, checks issued but not yet presented to the bank are not considered reductions of cash or accounts payable. Included in accounts payable are $111,826,000 and $69,789,000 at January 31, 1997 and 1996, respectively, for which checks are outstanding.

STATEMENT OF CASH FLOWS

     Short-term investments which have an original maturity of ninety days or less are considered cash equivalents in the statement of cash flows. The effect of changes in foreign exchange rates on cash balances is not material. See Note 9 of Notes to Consolidated Financial Statements regarding the non-cash exchange of common stock in connection with a business combination.

FISCAL YEAR

     The Company and its subsidiaries operate on a fiscal year that ends on January 31, except for the Company's French subsidiary which operates on a fiscal year that ends on December 31.

INTERIM FINANCIAL DATA

     The interim financial data at July 31, 1997 and for the six months ended July 31, 1996 and 1997 are unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

NOTE 2 -- PROPERTY AND EQUIPMENT:

                                                                  JANUARY 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
                                                                (IN THOUSANDS)
Land........................................................  $  3,898   $  3,898
Buildings and improvements..................................    27,802     29,155
Furniture, fixtures and equipment...........................    58,721     75,982
Construction in progress....................................     1,778        629
                                                              --------   --------
                                                                92,199    109,664
Less -- accumulated depreciation............................   (30,589)   (44,067)
                                                              --------   --------
                                                              $ 61,610   $ 65,597
                                                              ========   ========

NOTE 3 -- REVOLVING CREDIT LOANS:

     The Company has an agreement (the "Receivables Securitization Program") with a financial institution that allows the Company to transfer an undivided interest in a designated pool of accounts receivable on an ongoing basis to provide borrowings up to a maximum of $300,000,000 (increased from $250,000,000 in January 1997 and subsequently increased to $325,000,000 in February 1997). As collections reduce accounts receivable balances included in the pool, the Company may transfer interests in new receivables to bring the amount available to be borrowed up to the $300,000,000 maximum. The Company pays interest on advances under the Receivables Securitization Program at a designated commercial paper rate, plus an agreed-upon spread. At January 31, 1997, the Company had a $215,000,000 outstanding balance under this program which is included in the balance sheet caption "Revolving Credit Loans". This agreement expires December 31, 1997.

                     TECH DATA CORPORATION AND SUBSIDIARIES

     In May 1996, the Company entered into a new three-year unsecured $290 million multi-currency revolving credit facility replacing its former domestic, French and Canadian credit agreements. The Company and its wholly-owned subsidiaries are able to borrow funds in sixteen major foreign currencies under this agreement.

     As of January 31, 1997, the Company maintained domestic and foreign revolving credit loan agreements (including the Receivables Securitization Program) with a total of twelve financial institutions which provide for maximum short-term borrowings of approximately $600,000,000 ($625,000,000 as of February 28, 1997). At January 31, 1997, the weighted average interest rate on all short-term borrowings was 5.37%. The Company can fix the interest rate for periods of 30 to 180 days under various interest rate options. The credit agreements contain warranties and covenants that must be complied with on a continuing basis, including the maintenance of certain financial ratios. At January 31, 1997, the Company was in compliance with all such covenants. See
Note 12 of Notes to Consolidated Financial Statements.

NOTE 4 -- LONG-TERM DEBT:

                                                                JANUARY 31,
                                                              ---------------
                                                               1996     1997
                                                              ------   ------
                                                              (IN THOUSANDS)
Mortgage note payable, interest at 10.25%, principal and
  interest of $85,130 payable monthly, balloon payment due
  2005......................................................  $9,005   $8,902
Mortgage note payable funded through Industrial Revenue
  Bond, interest at 7.3%, principal and interest payable
  quarterly, through 1999...................................     282      195
Other note payable..........................................     329
                                                              ------   ------
                                                               9,616    9,097
Less -- current maturities..................................    (519)    (201)
                                                              ------   ------
                                                              $9,097   $8,896
                                                              ======   ======

     Principal maturities of long-term debt at January 31, 1997 for the succeeding five fiscal years are as follows: 1998 -- $201,000; 1999 -- $213,000; 2000 -- $162,000; 2001 -- $155,000; 2002 -- $172,000.

     Mortgage notes payable are secured by property and equipment with an original cost of approximately $12,000,000. The Industrial Revenue Bond contains covenants which require the Company to maintain certain financial ratios with which the Company was in compliance at January 31, 1997.

                     TECH DATA CORPORATION AND SUBSIDIARIES

NOTE 5 -- INCOME TAXES (IN THOUSANDS):

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                 JANUARY 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Deferred tax liabilities:
  Accelerated depreciation..................................  $ 4,046   $ 6,863
  Deferred revenue..........................................    3,164     2,811
  Other -- net..............................................    1,378     3,525
                                                              -------   -------
         Total deferred tax liabilities.....................    8,588    13,199
                                                              -------   -------
Deferred tax assets:
  Accruals not currently deductible.........................    2,947     5,092
  Reserves not currently deductible.........................   14,774    21,340
  Capitalized inventory costs...............................    1,144     2,220
  Other -- net..............................................      338       213
                                                              -------   -------
         Total deferred tax assets..........................   19,203    28,865
                                                              -------   -------
Net deferred tax assets (included in prepaid and other
  assets)...................................................  $10,615   $15,666
                                                              =======   =======

     Significant components of the provision for income taxes are as follows:

                                                                YEAR ENDED JANUARY 31,
                                                              ---------------------------
                                                               1995      1996      1997
                                                              -------   -------   -------
Current:
  Federal...................................................  $19,670   $15,107   $32,485
  State.....................................................    3,748     2,932     5,897
  Foreign...................................................      985     1,541     3,185
                                                              -------   -------   -------
         Total current......................................   24,403    19,580    41,567
                                                              -------   -------   -------
Deferred:
  Federal...................................................   (1,677)   (4,656)   (3,490)
  State.....................................................      (62)     (625)     (451)
  Foreign...................................................               (322)   (1,110)
                                                              -------   -------   -------
         Total deferred.....................................   (1,739)   (5,603)   (5,051)
                                                              -------   -------   -------
                                                              $22,664   $13,977   $36,516
                                                              =======   =======   =======

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                                              YEAR ENDED JANUARY 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
Tax at U.S. statutory rates.................................   35.0%    35.0%    35.0%
State income taxes, net of federal tax benefit..............    4.2      4.2      3.8
Other -- net................................................     .2       .2       .3
                                                               ----     ----     ----
                                                               39.4%    39.4%    39.1%
                                                               ====     ====     ====

                     TECH DATA CORPORATION AND SUBSIDIARIES

     The components of pretax earnings are as follows:

                                                            YEAR ENDED JANUARY 31,
                                                          ---------------------------
                                                           1995      1996      1997
                                                          -------   -------   -------
United States...........................................  $55,155   $33,164   $88,536
Foreign.................................................    2,421     2,354     4,953
                                                          -------   -------   -------
                                                          $57,576   $35,518   $93,489
                                                          =======   =======   =======

NOTE 6 -- EMPLOYEE BENEFIT PLANS:

STOCK COMPENSATION PLANS

     At January 31, 1997, the Company had four stock-based compensation plans, an employee stock ownership plan and a retirement savings plan, which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan.

FIXED STOCK OPTION PLANS

     In August 1985, the Board of Directors adopted the 1985 Incentive Stock Option Plan (the "1985 Plan"), which covers an aggregate of 1,050,000 shares of common stock. The options were granted to certain officers and key employees at or above fair market value; accordingly, no compensation expense has been recorded with respect to these options. Options are exercisable beginning two years from the date of grant only if the grantee is an employee of the Company at that time. No options may be granted under the 1985 Plan after July 31, 1995.

     In June 1990, the shareholders approved the 1990 Incentive and Non-Statutory Stock Option Plan (the "1990 Plan") which covers an aggregate of 5,000,000 shares (as amended in June 1994) of common stock. The 1990 Plan provides for the granting of incentive and non-statutory stock options, stock appreciation rights ("SARs") and limited stock appreciation rights ("Limited SARs") at prices determined by the stock option committee, except for incentive stock options which are granted at the fair market value of the stock on the date of grant. Incentive options granted under the 1990 Plan become exercisable over a five year period while the date of exercise of non-statutory options is determined by the stock option committee. As of January 31, 1997, no SARs or Limited SARs had been granted under the 1990 Plan. Options granted under the 1985 Plan and the 1990 Plan expire 10 years from the date of grant, unless a shorter period is specified by the stock option committee.

     In June 1995, the shareholders approved the 1995 Non-Employee Director's Non-Statutory Stock Option Plan. Under this plan, the Company grants non-employee members of its Board of Directors stock options upon their initial appointment to the board and then annually each year thereafter. Stock options granted to members upon their initial appointment vest and become exercisable at a rate of 20% per year. Annual awards vest and become exercisable one year from the date of grant. The number of shares subject to options under this plan cannot exceed 100,000 and the options expire 10 years from the date of grant.

                     TECH DATA CORPORATION AND SUBSIDIARIES

     A summary of the status of the Company's stock option plans is as follows:

                            JANUARY 31,             JANUARY 31,            JANUARY 31,
                                1995                   1996                    1997
                        --------------------   ---------------------   --------------------
                                    WEIGHTED                WEIGHTED               WEIGHTED
                                    AVERAGE                 AVERAGE                AVERAGE
                                    EXERCISE                EXERCISE               EXERCISE
                         SHARES      PRICE       SHARES      PRICE      SHARES      PRICE
                        ---------   --------   ----------   --------   ---------   --------
Outstanding at
  beginning of year...  1,515,956    $11.02     2,644,056    $15.62    3,081,110    $13.31
Granted...............  1,372,500     19.94     1,683,450     12.91    1,112,000     16.27
Exercised.............   (116,900)     5.83       (79,800)     8.53     (675,492)    13.11
Canceled..............   (127,500)    15.02    (1,166,596)    18.45     (231,800)    13.72
                        ---------              ----------              ---------
Outstanding at year
  end.................  2,644,056     15.62     3,081,110     13.31    3,285,818     14.31
                        =========              ==========              =========
Options exercisable at
  year end............    180,660                 494,460                576,862
Available for grant at
  year end............  2,351,000               1,785,000                905,000

                                         OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                       -------------------------------------------------------   ----------------------------
                                         WEIGHTED AVERAGE
                         NUMBER             REMAINING              WEIGHTED        NUMBER         WEIGHTED
      RANGE OF         OUTSTANDING       CONTRACTUAL LIFE          AVERAGE       EXERCISABLE      AVERAGE
   EXERCISE PRICES     AT 1/31/97            (YEARS)            EXERCISE PRICE   AT 1/31/97    EXERCISE PRICE
   ---------------     -----------   ------------------------   --------------   -----------   --------------
$ 1.50-$10.00........     139,500              4.9                  $ 7.38          84,700         $ 6.31
 11.00- 15.00........   2,644,150              8.3                   13.23         406,800          13.30
 16.00- 30.00........     502,168              8.2                   21.83          85,362          20.19
                        ---------                                                  -------
                        3,285,818              8.2                   14.31         576,862          13.29
                        =========                                                  =======

EMPLOYEE STOCK PURCHASE PLAN

     Under the 1995 Employee Stock Purchase Plan, approved in June 1995, the Company is authorized to issue up to 1,000,000 shares of common stock to eligible employees. Under the terms of the plan, employees can choose to have a fixed dollar amount deducted from their compensation to purchase the Company's common stock and/or elect to purchase shares once per calendar quarter. The purchase price of the stock is 85% of the market value on the exercise date and employees are limited to a maximum purchase of $25,000 fair market value each calendar year. Since plan inception, the Company has sold 88,253 shares. All shares purchased under this plan must be retained for a period of one year.

PRO FORMA EFFECT OF STOCK COMPENSATION PLANS

     Had the compensation cost for the Company's stock option plans and employee stock purchase plan been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per common share on a pro forma basis would have been (in thousands, except per share data):

                                                                YEAR ENDED JANUARY 31,
                                                                ----------------------
                                                                  1996         1997
                                                                ---------    ---------
Net income..................................................      $19,937      $55,059
Net income per common share.................................      $   .52      $  1.31

                     TECH DATA CORPORATION AND SUBSIDIARIES

     The preceding pro forma results were calculated with the use of the Black Scholes option-pricing model. The following assumptions were used for the years ended January 31, 1997 and 1996, respectively: (1) risk-free interest rates of 6.08% and 6.96%; (2) dividend yield of 0.0% and 0.0%; (3) expected lives of 5.08 and 5.08 years; and (4) volatility of 56% and 39%. Results may vary depending on the assumptions applied within the model.

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLANS

     In February 1984, the Company established an employee stock ownership plan (the "ESOP") covering substantially all U.S. employees. The ESOP provides for distribution of vested percentages of the Company's common stock to participants. Such benefit becomes fully vested after seven years of qualified service. The Company also offers its U.S. employees a retirement savings plan pursuant to section 401(k) of the Internal Revenue Code which provides for the Company to match 50% of the first $1,000 of each participant's deferrals annually. Contributions to these plans are made in amounts approved annually by the Board of Directors. Aggregate contributions made by the Company to these plans were $2,090,000, $1,659,000 and $1,268,000 for 1997, 1996 and 1995,
respectively.

NOTE 7 -- CAPITAL STOCK:

     Each outstanding share of preferred stock is entitled to one vote on all matters submitted to a vote of shareholders, except for matters involving mergers, the sale of all Company assets, amendments to the Company's charter and exchanges of Company stock for stock of another company which require approval by a majority of each class of capital stock. In such matters, the preferred and common shareholders will each vote as a separate class.

     In July 1996, the Company completed a public offering of 4,600,000 shares of common stock resulting in net proceeds to the Company of approximately $83,316,000.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

     The Company leases distribution facilities and certain equipment under noncancelable operating leases which expire at various dates through 2005. Future minimum lease payments under all such leases for the succeeding five fiscal years are as follows: 1998 -- $9,036,000; 1999 -- $9,502,000; 2000 --
$8,824,000; 2001 -- $8,364,000; 2002 -- $3,795,000 and $4,596,000 thereafter.
Rental expense for all operating leases amounted to $10,160,000, $7,547,000 and $6,500,000 in 1997, 1996 and 1995, respectively.

NOTE 9 -- ACQUISITIONS:

     On March 24, 1994 the Company completed the non-cash exchange of 1,144,000 shares of its common stock for all of the outstanding capital stock of Softmart International, S.A. (subsequently named Tech Data France, SNC), a privately-held distributor of microcomputer products based in Paris, France. The acquisition was accounted for as a pooling-of-interests effective February 1, 1994, however, due to the immaterial size of the acquisition in relation to the consolidated financial statements, prior period financial statements were not restated. In connection with the issuance of the 1,144,000 shares of common stock, the Company recorded an adjustment of $9,681,000 to beginning retained earnings.

NOTE 10 -- SEGMENT INFORMATION:

     The Company is engaged in one business segment, the wholesale distribution of microcomputer hardware and software products. The geographic areas in which the Company operates are the United

                     TECH DATA CORPORATION AND SUBSIDIARIES

States (United States including exports to Latin America and the Caribbean) and International (France and Canada). The geographical distribution of net sales, operating income and identifiable assets are as follows (in thousands):

                                       UNITED STATES   INTERNATIONAL   ELIMINATIONS   CONSOLIDATED
                                       -------------   -------------   ------------   ------------
FISCAL YEAR 1995
-------------------
Net sales to unaffiliated
  customers..........................   $2,104,637       $313,773        $    --       $2,418,410
                                        ==========       ========        =======       ==========
Operating income.....................   $   65,349       $  5,988        $    --       $   71,337
                                        ==========       ========        =======       ==========
Identifiable assets..................   $  677,910       $109,703        $(3,184)      $  784,429
                                        ==========       ========        =======       ==========
FISCAL YEAR 1996
-------------------
Net sales to unaffiliated
  customers..........................   $2,654,750       $431,870        $    --       $3,086,620
                                        ==========       ========        =======       ==========
Operating income.....................   $   48,419       $  7,185        $    --       $   55,604
                                        ==========       ========        =======       ==========
Identifiable assets..................   $  868,910       $174,969        $    --       $1,043,879
                                        ==========       ========        =======       ==========
FISCAL YEAR 1997
-------------------
Net sales to unaffiliated
  customers..........................   $4,009,924       $589,017        $    --       $4,598,941
                                        ==========       ========        =======       ==========
Operating income.....................   $  105,330       $  9,681        $    --       $  115,011
                                        ==========       ========        =======       ==========
Identifiable assets..................   $1,327,156       $218,138        $    --       $1,545,294
                                        ==========       ========        =======       ==========

NOTE 11 -- UNAUDITED INTERIM FINANCIAL INFORMATION:

                                                        QUARTER ENDED
                                       -----------------------------------------------
                                       APRIL 30    JULY 31     OCTOBER 31   JANUARY 31
                                       --------   ----------   ----------   ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL YEAR 1996
-------------------
Net sales............................  $633,460   $  708,836   $  843,286   $  901,038
Gross profit.........................    46,216       50,113       58,685       64,380
Net income...........................     1,849        3,448        7,042        9,202
Net income per common share..........       .05          .09          .18          .24

                                                        QUARTER ENDED
                                       -----------------------------------------------
                                       APRIL 30    JULY 31     OCTOBER 31   JANUARY 31
                                       --------   ----------   ----------   ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL YEAR 1997
-------------------
Net sales............................  $985,574   $1,063,228   $1,236,650   $1,313,489
Gross profit.........................    69,012       74,302       85,955       92,512
Net income...........................    10,428       12,016       16,748       17,781
Net income per common share..........       .27          .30          .38          .40

NOTE 12 -- UNAUDITED SUBSEQUENT EVENTS:

ACQUISITION

     On July 1, 1997 the Company acquired approximately 77% of the voting common stock and 7% of the non-voting preferred stock of Macrotron AG ("Mactroton"), a leading publicly held distributor of personal computer products based in Munich, Germany. The initial acquisition was completed through an exchange of approximately $26,000,000 in cash and 406,586 shares of the Company's common stock,

                     TECH DATA CORPORATION AND SUBSIDIARIES
for a combined total value of $35,000,000. On July 10, 1997, the Company commenced a tender offer for the remaining shares of Macrotron common and preferred stock at a price per share of DM730 and DM600, respectively. As of July 31, 1997, the Company owned or had under option approximately 94% and 18% of Macrotron's common and preferred stock, respectively. The tender offer period ended on September 5, 1997. The cash portion of the initial acquisition and the related tender offer were funded from the Company's revolving credit loan agreements.

     The acquisition of Macrotron will be accounted for under the purchase method. Consistent with the Company's accounting policy for foreign subsidiaries, Macrotron's operations will be consolidated into the Company's consolidated financial statements on a calendar year basis. Consequently, the Company's fiscal quarter ending October 31, 1997 will include Macrotron's operations for the three month period beginning July 1, 1997 and ending September 30, 1997.

     The following pro forma unaudited results of operations reflects the effect on the Company's operations, as if the above described acquisition had occurred at the beginning of each of the periods presented below:

                                                              SIX MONTHS ENDED JULY 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
Net sales...................................................   $2,465,276    $3,489,199
Net income..................................................   $   22,926    $   40,759
Net income per common share.................................   $      .58    $      .90

     The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Macrotron acquisition been consummated as of the beginning of the periods above, nor are they necessarily indicative of future operating results.

REVOLVING CREDIT LOANS

     In July 1997, the Company increased its accounts receivable securitization program from $325,000,000 to $400,000,000 and on August 28, 1997 entered into a new $550,000,000 three-year multi-currency revolving credit loan agreement with twenty banks. The Company currently maintains domestic and foreign revolving credit agreements which provide maximum short-term borrowings of approximately $980,000,000 (including local country credit lines), of which $416,000,000 was outstanding at July 31, 1997.

CAPITAL STOCK

     At the June 10, 1997 Annual Meeting of Shareholders, a proposal to increase the Company's authorized common stock from 100,000,000 shares to 200,000,000 was approved.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the International Underwriters named below, and each of the International Underwriters, for whom Goldman Sachs International, Bear, Stearns International Limited, The Robinson-Humphrey Company, LLC and NationsBanc Montgomery Securities, Inc. are acting as representatives has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITER                           COMMON STOCK
                        -----------                           ------------
Goldman Sachs International.................................    137,500
Bear, Stearns International Limited.........................    137,500
The Robinson-Humphrey Company, LLC..........................    137,500
NationsBanc Montgomery Securities, Inc......................    137,500
Bayerische Vereinsbank Aktiengesellschaft...................     25,000
CIBC Wood Gundy Securities Inc..............................     25,000
Credit Lyonnais Securities..................................     25,000
Morgan Grenfell & Co. Limited...............................     25,000
RBC Dominion Securities Inc.................................     25,000
ScotiaMcLeod Inc............................................     25,000
                                                                -------
          Total.............................................    700,000
                                                                =======

     Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.90 per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 2,800,000 shares of Common Stock in a U.S. offering in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Bear, Stearns & Co. Inc., The Robinson-Humphrey Company, LLC and NationsBanc Montgomery Securities, Inc.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 105,000 additional shares of Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 700,000 shares of Common Stock offered. The Company has granted the U.S. Underwriters a similar option to purchase up to an aggregate of 420,000 additional shares of Common Stock.

     The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of the International Underwriters, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings and the shares of Common Stock issuable upon conversion of any convertible notes issued after the date hereof with the consent of the representatives.

     Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

     Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price.

     In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making (see below) and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in The Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities of the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     An affiliate of NationsBanc Montgomery Securities, Inc. provides certain commercial banking services to the Company.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. In addition, the Underwriters have agreed to reimburse the Company for certain expenses associated with the Offerings.

==========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    5
Use of Proceeds..........................    8
Price Range of Common Stock..............    9
Dividend Policy..........................    9
Capitalization...........................   10
Selected Consolidated Financial Data.....   11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   12
Business.................................   18
Management...............................   23
Certain United States Tax Consequences to
  Non-U.S. Holders of Common Stock.......   25
Available Information....................   27
Incorporation of Certain Documents by
  Reference..............................   28
Validity of the Shares...................   28
Experts..................................   28
Index to Consolidated Financial
  Statements.............................  F-1
Underwriting.............................  U-1

==========================================================
==========================================================

                                3,500,000 SHARES

                                [TECH DATA LOGO]

                                  COMMON STOCK

                          (PAR VALUE $.0015 PER SHARE)

                               ------------------

                                   PROSPECTUS

                               ------------------

                          GOLDMAN SACHS INTERNATIONAL

                          BEAR, STEARNS INTERNATIONAL
                                    LIMITED

                             THE ROBINSON-HUMPHREY
                                    COMPANY

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

==========================================================